SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*


                              Carnival Corporation
                                  Carnival plc
--------------------------------------------------------------------------------
                                (Name of Issuer)


        Common Stock, par value $0.01 per share, of Carnival Corporation
                      Special Voting Share of Carnival plc

                 Trust Shares (representing beneficial interests
                   in the P&O Princess Special Voting Trust)
                 ------------------------------------------------
                         (Title of Class of Securities)


                  Common Stock: 143658 10 2 and 143658 30 0**
                        Special Voting Share: G7214F 12 2
                           Trust Shares: 143658 30 0**
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Arnaldo Perez, Esq.
                                 General Counsel
                              Carnival Corporation
                              3655 N.W. 87th Avenue
                            Miami, Florida 33178-2428
                                 (305) 599-2600
--------------------------------------------------------------------------------
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)


                                  November 16, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or
otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** The Common Stock and the Trust Shares trade together under CUSIP Number 143658 30 0. See Items 1 and 4 of this Schedule 13D for additional information.

CUSIP NO. COMMON STOCK: 143658 10 2 AND 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:

         TAMMS INVESTMENT COMPANY, LIMITED PARTNERSHIP
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         Delaware
--------------------------------------------------------------------------------
Number of               7)      Sole Voting Power: 3,653,168
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  -0-
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power: 3,653,168
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:  -0-
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         3,653,168
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         0.6%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         OO
--------------------------------------------------------------------------------

CUSIP NO. COMMON STOCK: 143658 10 2 AND 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:

         TAMMS MANAGEMENT CORPORATION
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         Delaware
--------------------------------------------------------------------------------
Number of               7)      Sole Voting Power: 3,653,168
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  -0-
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power: 365,316
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:  3,287,852
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         3,653,168
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         0.6%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         CO
--------------------------------------------------------------------------------

CUSIP NO. COMMON STOCK: 143658 10 2 AND 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:

         NICKEL CONTINUED IRREVOCABLE TRUST
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         Delaware
--------------------------------------------------------------------------------
Number of               7)      Sole Voting Power: 2,124,560
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  -0-
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power: 2,124,560
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:  -0-
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         2,124,560
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         0.3%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         OO
--------------------------------------------------------------------------------

CUSIP NO. COMMON STOCK: 143658 10 2 AND 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:

         MA 1997 HOLDINGS, L.P.
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         Delaware
--------------------------------------------------------------------------------
Number of               7)      Sole Voting Power: 2,539,265
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  -0-
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power: 2,539,265
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:  -0-
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         2,539,265
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         0.4%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         PN
--------------------------------------------------------------------------------

CUSIP NO. COMMON STOCK: 143658 10 2 AND 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:

         MA 1997 HOLDINGS, INC.
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         Delaware
--------------------------------------------------------------------------------
Number of               7)      Sole Voting Power: 2,539,265
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  -0-
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power: 2,539,265
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:  -0-
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         2,539,265
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         0.4%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         CO
--------------------------------------------------------------------------------

CUSIP NO. COMMON STOCK: 143658 10 2 AND 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:

         NICKEL 1994 "B" TRUST
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         Delaware
--------------------------------------------------------------------------------
Number of               7)      Sole Voting Power: 106,114,284
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  -0-
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power: 106,114,284
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:  -0-
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         106,114,284
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         16.8%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         OO
--------------------------------------------------------------------------------

CUSIP NO. COMMON STOCK: 143658 10 2 AND 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:

         MA 1994 B SHARES, L.P.
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         Delaware
--------------------------------------------------------------------------------
Number of               7)      Sole Voting Power: 106,114,284
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  -0-
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power: 106,114,284
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:  -0-
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         106,114,284
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         16.8%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         PN
--------------------------------------------------------------------------------

CUSIP NO. COMMON STOCK: 143658 10 2 AND 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:

         MA 1994 B SHARES, INC.
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         Delaware
--------------------------------------------------------------------------------
Number of               7)      Sole Voting Power: 106,114,284
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  -0-
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power: 106,114,284
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:  -0-
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         106,114,284
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         16.8%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         CO
--------------------------------------------------------------------------------

CUSIP NO. COMMON STOCK: 143658 10 2 AND 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:

         MICKY ARISON
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         United States
--------------------------------------------------------------------------------
Number of               7)      Sole Voting Power: 116,554,664
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  89,312,639
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power: 116,154,664
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:  91,145,079
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         202,652,821
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [X]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         32.0%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         IN
--------------------------------------------------------------------------------

CUSIP NO. COMMON STOCK: 143658 10 2 AND 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:

         ETERNITY ONE TRUST
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         Guernsey, Channel Islands
--------------------------------------------------------------------------------
Number of               7)      Sole Voting Power: -0-
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  -0-
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power: -0-
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:  5,102,708
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         5,102,708
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         0.8%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         OO
--------------------------------------------------------------------------------

CUSIP NO. COMMON STOCK: 143658 10 2 AND 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:

         TED ARISON CONTINUED IRREVOCABLE TRUST FOR SHARI ARISON
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         Delaware
--------------------------------------------------------------------------------
Number of               7)      Sole Voting Power: 3,000,000
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  -0-
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power: 3,000,000
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:  759,010
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         3,759,010
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         0.6%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         OO
--------------------------------------------------------------------------------

CUSIP NO. COMMON STOCK: 143658 10 2 AND 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:

         SHARI ARISON
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         United States and Israel
--------------------------------------------------------------------------------
Number of               7)      Sole Voting Power: 4,000,000
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  1,200
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power: -0-
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:  5,103,908
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         5,103,908
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         0.8%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         IN
--------------------------------------------------------------------------------

CUSIP NO. COMMON STOCK: 143658 10 2 AND 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:

         JMD DELAWARE, INC.
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         Delaware
--------------------------------------------------------------------------------
Number of               7)      Sole Voting Power: 13,265,502
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  -0-
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power: 11,747,482
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:  44,128,850
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         55,876,332
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         8.8%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         CO
--------------------------------------------------------------------------------

CUSIP NO. COMMON STOCK: 143658 10 2 AND 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:

         JAMES M. DUBIN
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         United States
--------------------------------------------------------------------------------
Number of               7)      Sole Voting Power: 38,352,218
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  89,312,639
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power: 36,834,198
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:  117,348,815
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         154,183,013
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         24.4%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         IN
--------------------------------------------------------------------------------

CUSIP NO. COMMON STOCK: 143658 10 2 AND 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:

         ARTSFARE 1992 IRREVOCABLE TRUST
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         United States
--------------------------------------------------------------------------------
Number of               7)      Sole Voting Power: -0-
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  -0-
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power: -0-
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:  42,610,830
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         42,610,830
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         6.7%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         OO
--------------------------------------------------------------------------------

CUSIP NO. COMMON STOCK: 143658 10 2 AND 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:

         THE TED ARISON FAMILY FOUNDATION USA, INC.
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         United States
--------------------------------------------------------------------------------
Number of               7)      Sole Voting Power: -0-
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  -0-
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power: -0-
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:  -0-
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         -0-
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         0.0%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         OO
--------------------------------------------------------------------------------

CUSIP NO. COMMON STOCK: 143658 10 2 AND 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:

         COUTTS (JERSEY) LIMITED
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         United States
--------------------------------------------------------------------------------
Number of               7)      Sole Voting Power: -0-
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  -0-
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power: -0-
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:  42,610,830
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         42,610,830
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         6.7%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         CO
--------------------------------------------------------------------------------

CUSIP NO. COMMON STOCK: 143658 10 2 AND 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:

         JMD PROTECTOR, INC.
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         Delaware
--------------------------------------------------------------------------------
Number of               7)      Sole Voting Power: 25,085,716
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  89,312,639
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power: -0-
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:  114,398,355
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         114,398,355
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         18.1%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         CO
--------------------------------------------------------------------------------

CUSIP NO. COMMON STOCK: 143658 10 2 AND 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:

         JPMORGAN TRUST COMPANY OF DELAWARE
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         Delaware
--------------------------------------------------------------------------------
Number of               7)      Sole Voting Power: -0-
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  -0-
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power: -0-
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:  5,102,708
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         5,102,708
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         0.8%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         OO
--------------------------------------------------------------------------------

CUSIP NO. COMMON STOCK: 143658 10 2 AND 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:

         ARTSFARE 2003 TRUST
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         Delaware
--------------------------------------------------------------------------------
Number of               7)      Sole Voting Power: -0-
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  -0-
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power: 400,000
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:  1,032,440
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         1,432,440
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         0.2%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         OO
--------------------------------------------------------------------------------

CUSIP NO. COMMON STOCK: 143658 10 2 AND 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:

         MBA I, L.P.
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         Delaware
--------------------------------------------------------------------------------
Number of               7)      Sole Voting Power: 400,000
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  -0-
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power: 400,000
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:  1,032,440
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         1,432,440
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         0.2%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         OO
--------------------------------------------------------------------------------

CUSIP NO. COMMON STOCK: 143658 10 2 AND 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:

         JAFASA CONTINUED IRREVOCABLE TRUST
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         Delaware
--------------------------------------------------------------------------------
Number of               7)      Sole Voting Power: 3,000,000
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  -0-
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power: 3,000,000
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:  759,010
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         3,759,010
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         0.6%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         OO
--------------------------------------------------------------------------------

CUSIP NO. COMMON STOCK: 143658 10 2 AND 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:

         THE 1999 JAFASA IRREVOCABLE DELAWARE TRUST
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         Delaware
--------------------------------------------------------------------------------
Number of               7)      Sole Voting Power: -0-
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  -0-
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power: -0-
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:  -0-
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         -0-
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         0.0%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         OO
--------------------------------------------------------------------------------

CUSIP NO. COMMON STOCK: 143658 10 2 AND 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:

         JJO DELAWARE, INC.
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         Delaware
--------------------------------------------------------------------------------
Number of               7)      Sole Voting Power: -0-
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  -0-
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power: -0-
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:  42,610,830
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         42,610,830
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         6.7%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         CO
--------------------------------------------------------------------------------

CUSIP NO. COMMON STOCK: 143658 10 2 AND 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:

         JOHN J. O'NEIL
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         Delaware
--------------------------------------------------------------------------------
Number of               7)      Sole Voting Power: -0-
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  -0-
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power: -0-
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:  42,610,830
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         42,610,830
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         6.7%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         IN
--------------------------------------------------------------------------------

CUSIP NO. COMMON STOCK: 143658 10 2 AND 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:

         NICKEL 2003 GRAT
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         Delaware
--------------------------------------------------------------------------------
Number of               7)      Sole Voting Power: 3,622,922
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  -0-
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power: 3,622,922
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:  -0-
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         3,622,922
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         0.6%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         OO
--------------------------------------------------------------------------------

         The Schedule 13D relating to Carnival Corporation and Carnival plc is being filed by TAMMS Investment Company, Limited Partnership, TAMMS Management Corporation, the Nickel Continued Irrevocable Trust, MA 1997 Holdings, L.P., MA 1997 Holdings, Inc., Nickel 1994 "B" Trust, MA 1994 B Shares, L.P., MA 1994 B Shares, Inc., Micky Arison, Eternity One Trust, the Ted Arison Continued Irrevocable Trust for Shari Arison, Shari Arison, JMD Delaware, Inc., James M. Dubin, Artsfare 1992 Irrevocable Trust, The Ted Arison Family Foundation USA, Inc., Coutts (Jersey) Limited, JMD Protector, Inc., JPMorgan Trust Company of Delaware, Artsfare 2003 Trust, MBA I, L.P., the Jafasa Continued Irrevocable Trust, The 1999 Jafasa Irrevocable Delaware Trust, JJO Delaware, Inc., John J. O'Neil and the Nickel 2003 GRAT (collectively, the "Covered Persons"). This Amendment No. 7 is being filed because the number of Shares beneficially owned by the Covered Persons has decreased by an amount in excess of one percent of the total number of Shares outstanding. Following the filing of this amendment, The Ted Arison Family Foundation USA, Inc. and The 1999 Jafasa Irrevocable Delaware Trust will cease to be Reporting Persons. This Schedule 13D is hereby amended as follows:

ITEM 1.  SECURITY AND ISSUER

         No material change.

ITEM 2.  IDENTITY AND BACKGROUND

         On August 26, 2004, the 1997 Irrevocable Trust for Micky Arison changed its name to Nickel 1997 Irrevocable Trust.

         On August 30, 2004, The Marilyn B. Arison 2003 Trust changed its name to Artsfare 2003 Trust.

         On September 10, 2004, the Ted Arison 1992 Irrevocable Trust for Lin No. 2 changed its name to Artsfare 1992 Irrevocable Trust.

         On October 1, 2004, the Shari Arison Irrevocable Guernsey Trust changed its name to Eternity One Trust and The Ted Arison 1994 Irrevocable Trust for Shari No. 1 changed its name to Eternity Four Trust.

         On October 18, 2004, The Ted Arison Continued Irrevocable Trust for Micky Arison changed its name to Nickel Continued Irrevocable Trust, the Micky Arison 1994 "B" Trust changed its name to Nickel 1994 "B" Trust, the Micky Arison 2003 GRAT changed its name to Nickel 2003 GRAT and the Micky Arison 2003 Revocable Trust changed its name to Nickel 2003 Revocable Trust.

         On October 1, 2004, Smith Barney Corporate Trust Company became the sole trustee of the Eternity Four Trust, succeeding the former co-trustees Cititrust (Jersey) Limited, JMD Delaware, Inc. and JJO Delaware, Inc.

         Item 2 is hereby further amended by deleting paragraph (c)(xiii) and replacing it with the following:

         "Eternity One Trust is a Guernsey trust established for the benefit of Shari Arison. The business address of Eternity One Trust is c/o JPMorgan Trust Company of Delaware, 500 Stanton Christiana Road, Newark, Delaware 19713. The sole trustee of the Eternity One Trust is JPMorgan Trust Company of Delaware. The name, residence or business address and principal occupation or employment of each director, executive officer and controlling person of JPMorgan Trust Company of Delaware are as follows:

                               RESIDENCE OR                          PRINCIPAL OCCUPATION
NAME                           BUSINESS ADDRESS                      OR EMPLOYMENT
----                           ----------------                      -------------
CMC Holding Delaware Inc.      1201 N. Market St., Wilmington,       Controlling Person
                               Delaware 19801
                               16 Algonquin Road, Holmdel, New
Sean A. Amery                  Jersey 07733                          Director

Paula M. Baker                 345 Park Avenue, New York, New York   Director

Wilson J.C. Braun, Jr.         One Liberty Place, Philadelphia,      Director
                               Pennsylvania

David A. Diamond               500 Stanton Christiana Road,          Director
                               Newark, Delaware

Vernon M. Schreiner            300 Crescent Court, Dallas, Texas     Director

David D. Wakefield             255 Pond View, Chadds Ford,           Director"
                               Pennsylvania


         Item 2 is hereby further amended by deleting paragraph (c)(xxii).

         Item 2 is hereby further amended by deleting the second paragraph of
(a) and replacing it with the following:

         "Micky Arison is the Chairman, Chief Executive Officer and a Director of Carnival Corporation and Carnival plc, President and Treasurer of TAMMS Corp. and beneficiary of Nickel Continued Irrevocable Trust and the B Trust. Shari Arison is the beneficiary of Eternity One Trust, the Shari Arison Continued Trust and Eternity Four Trust. Michael Arison is the beneficiary of the Jafasa Continued Irrevocable Trust and The 1999 Jafasa Irrevocable Delaware Trust. Micky Arison and Shari Arison are siblings. James M. Dubin is (i) the sole shareholder and an officer of JMD Delaware, the corporate trustee of the B Trust, the Shari Arison Continued Trust, Nickel Continued Irrevocable Trust, the Jafasa Continued Irrevocable Trust, The 1999 Jafasa Irrevocable Delaware Trust and Nickel 2003 GRAT, and the co-trustee of Artsfare 1992 Irrevocable Trust and Nickel 1997 Irrevocable

Trust, (ii) the sole shareholder and an officer of JMD Protector, the corporate protector of Artsfare 1992 Irrevocable Trust, Eternity One Trust, Eternity Four Trust and The 1999 Jafasa Irrevocable Delaware Trust, (iii) the sole trustee for Artsfare 2003 Trust, and (iv) President of MA 1997 Holdings, Inc. and MA 1994 B Shares, Inc. John J. O'Neil is the sole shareholder and an officer of JJO Delaware, the co-trustee of Artsfare 1992 Irrevocable Trust and Nickel 1997 Irrevocable Trust, and Vice President, Treasurer and Assistant Secretary of MA 1997 Holdings, Inc. and MA 1994 B Shares, Inc."

         Item 2 is hereby further amended by deleting paragraph (a)(xx).

         Item 2 is hereby further amended by deleting paragraph (a)(xxii) and replacing it with the following:

         "(xxii) JPMorgan Trust Company of Delaware;"

         Item 2 is hereby further amended by deleting paragraph (c)(xx).

         Item 2 is hereby further amended by deleting paragraph (c)(xi) and replacing it with the following:

         "(c)(xxii) JPMorgan Trust Company of Delaware is a Delaware corporation, the principal business of which is to engage in the business of a trust company. The address of the corporation is 500 Stanton Christiana Road, Newark, Delaware. The name, residence or business address and principal occupation or employment of each director, executive officer and controlling person of JPMorgan Trust Company of Delaware are set forth in Item 2(c)(xi)."

         Item 2 is hereby further amended by deleting paragraph (f) and replacing it with the following:

         "(f) The natural persons who are Reporting Persons or officers, directors or controlling persons of the Reporting Persons have the following citizenship:

     Marilyn Arison, Micky Arison, John J. O'Neil, James M. Dubin, Henry Eckstein, Eric Goodison, Stanford L. Stevenson, III, Thomas R. Pulsifer, Walter C. Tuthill, Richard B. Skor, Arnaldo Perez, Sean A. Amery, Paula M. Baker, Wilson J.C. Braun, Jr., David A. Diamond, Vernon M. Schreiner and David D. Wakefield: United States;

     Shari Arison, Jason Arison and David Arison: Israel and United States;

     Madeleine Arison, David William Michael Ballingall, Martin John Hall, Keith Anthony Luxon, Barry Der ek Poole, John Anthony Heaps, David Neuschaffer and Susan Gibaut: British; and

     Gerhard Hans Mueller: Switzerland."

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         No material change.

ITEM 4.  PURPOSE OF TRANSACTION.

         The aggregate amount of Shares that have been or are to be sold pursuant to sales plans under Rule 10b5-1 entered into by Reporting Persons on and after August 28, 2003 is approximately 35 million. In the future, Reporting Persons may enter into other similar sales plans to sell Shares under Rule 10b5-1.

         Pursuant to the terms of the trust agreement of the Nickel 2003 GRAT, 377,078 Shares were returned to Micky Arison on November 4, 2004 from the Nickel 2003 GRAT. On that same day, Micky Arison gifted the 377,078 Shares to the Nickel 2003 Revocable Trust, which contributed the shares to MA 1997 Holdings, L.P. Micky Arison beneficially owns all Shares held by the Nickel 2003 GRAT and MA 1997 Holdings, L.P.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended and restated in its entirety as follows:

         All ownership percentages set forth herein assume that there are 633,273,375 Shares outstanding, based on 633,273,375 shares of Carnival Corporation Common Stock, representing the total number of shares reported in the Quarterly Report on Form 10-Q of Carnival Corporation for the quarter ending August 31, 2004 to be outstanding as of September 30, 2004.

         (a) and (b)(i) TAMMS L.P. may be deemed to own beneficially 3,653,168 Shares (approximately 0.6% of the total number of Shares outstanding). TAMMS L.P. has sole voting power and sole dispositive power over the 3,653,168 Shares held by TAMMS L.P.

         (ii) TAMMS Corp. is the Managing General Partner of TAMMS L.P. and as such is entitled, pursuant to the Limited Partnership Agreement, to exercise all voting rights with respect to the Shares held by TAMMS L.P. TAMMS Corp. may be deemed to own beneficially all the 3,653,168 Shares (approximately 0.6% of the total number of Shares outstanding) beneficially owned by TAMMS L.P. TAMMS Corp. has sole voting power over the 3,653,168 Shares directly held by TAMMS L.P. Pursuant to the Limited Partnership Agreement, the Managing General Partner of TAMMS L.P. can dispose of up to 10% in value of the property of TAMMS L.P. To dispose of a greater amount of the property, consent of a majority interest of the partners in TAMMS L.P. is needed. Thus, TAMMS Corp. has sole dispositive power over 365,316 Shares held by TAMMS L.P. and shares dispositive power over the remaining 3,287,852 Shares held by TAMMS L.P.

         (iii) Nickel Continued Irrevocable Trust beneficially owns an aggregate of 2,124,560 Shares (approximately 0.3% of the total number of Shares outstanding), all of which it holds directly. Nickel Continued Irrevocable Trust has sole voting and dispositive power with respect to the 2,124,560 Shares held by it.

         (iv) MA 1997, L.P. beneficially owns an aggregate of 2,539,265 Shares (approximately 0.4% of the total number of Shares outstanding), all of which it holds directly. MA 1997, L.P. has sole voting and dispositive power with respect to all such Shares that it holds directly.

         (v) MA 1997, Inc. beneficially owns an aggregate of 2,539,265 Shares (approximately 0.4% of the total number of Shares outstanding), by virtue of being the general partner of MA 1997, L.P. MA 1997, Inc. has sole voting and dispositive power with respect to all such Shares.

         (vi) Nickel 1994 "B" Trust beneficially owns 106,114,284 Shares (approximately 16.8% of the total number of Shares outstanding), by virtue of being the sole stockholder of B Shares, Inc., the general partner of B Shares, L.P. Nickel 1994 "B" Trust has sole voting power and dispositive power with respect to all such Shares held by B Shares, L.P.

         (vii) B Shares, L.P. beneficially owns an aggregate of 106,114,284 Shares (approximately 16.8% of the total number of Shares outstanding), which its holds directly. B Shares, L.P. has sole voting and dispositive power with respect to all such Shares.

         (viii) B Shares, Inc. beneficially owns an aggregate of 106,114,284 Shares (approximately 16.8% of the total number of Shares outstanding), by virtue of being the general partner of B Shares, L.P. B Shares, Inc. has sole voting and dispositive power with respect to all such Shares.

         (ix) Micky Arison beneficially owns an aggregate of 202,652,821 Shares (approximately 32.0% of the total number of Shares outstanding), 624,000 Shares of which are underlying vested options which he holds directly, 2,539,265 Shares with respect to which he has a beneficial interest by virtue of the interest and authority granted to him under the trust instrument for the Nickel 2003 Revocable Trust, 106,114,284 Shares with respect to which he has a beneficial interest by virtue of the interest and authority granted to him under the trust instrument for the Nickel 1994 "B" Trust, 92,566,832 Shares with respect to which he has a beneficial interest by virtue of the interest and authority granted to him under the last will of Ted Arison, dated July 8, 1999 and 1,432,440 Shares with respect to which he has a beneficial interest by virtue of the interest and authority granted to him under the trust instrument for the Artsfare 2003 Trust. Micky Arison has shared dispositive and voting power with respect to the 42,610,830 Shares held by the Artsfare 1992 Irrevocable Trust and with respect to 46,701,809 Shares held by the Eternity Four Trust. Micky Arison has sole voting and dispositive power with respect to the 2,539,265 Shares indirectly held by the Nickel 2003 Revocable Trust, which is the sole stockholder of MA 1997, Inc. Micky Arison has shared dispositive power with respect to 1,032,440 Shares indirectly held by the Artsfare 2003 Trust and the 400,000 Shares indirectly held by the Artsfare 2003 Trust. Micky Arison has sole voting power over the 400,000 Shares indirectly held by the Artsfare 2003 Trust. Micky Arison has sole voting and dispositive power with respect to the 3,254,193 Shares held by the Nickel 1997 Irrevocable Trust and the 106,114,284 Shares indirectly held by the Nickel 1994 "B" Trust. Micky Arison is deemed to be the beneficial owner of the 624,000 Shares underlying vested options and the 3,622,922 Shares held by the Nickel 2003 GRAT over which he may acquire beneficial ownership at any time by replacing the trustee or reacquiring the Shares from the Nickel 2003 GRAT by substituting other property of an equivalent value.

         Because of his status as President and Treasurer of TAMMS Corp., Micky Arison may also be deemed to share voting power with respect to the remaining 2,620,728 Shares beneficially owned by TAMMS L.P. in addition to 1,032,440 Shares held by the Artsfare 2003 Trust. Micky Arison disclaims beneficial ownership of the 2,620,728 Shares owned by TAMMS L.P. which are beneficially owned by the partners of TAMMS L.P. Accordingly, Micky Arison has not reported beneficial ownership of the 2,620,728 Shares held by TAMMS L.P.

         (x) Eternity One Trust beneficially owns an aggregate of 5,102,708 Shares (approximately 0.8% of the total number of Shares outstanding), 4,000,000 of which it owns directly and 1,102,708 of which it holds beneficially by virtue of its interest in TAMMS L.P. Eternity One Trust has shared dispositive power over all such Shares.

         (xi) The Shari Arison Continued Trust beneficially owns an aggregate of 3,759,010 Shares (approximately 0.6% of the total number of Shares outstanding), 3,000,000 of which it holds directly and 759,010 of which it holds beneficially by virtue of its interest in TAMMS L.P. The Shari Arison Continued Trust has sole voting and dispositive power with respect to the 3,000,000 Shares held by it and shares dispositive power over the 759,010 Shares held by TAMMS L.P.

         (xii) Shari Arison beneficially owns 5,103,908 Shares (approximately 0.8% of the total number of Shares outstanding). Shari Arison has sole voting power and shared dispositive power with respect to 4,000,000 Shares directly held by Eternity One Trust and shared dispositive power with respect to the trust's ownership interest in the 1,102,708 Shares held by TAMMS L.P. Ms. Arison also may be deemed to beneficially own 1,200 Shares held by her children and have shared voting and dispositive power over such Shares. Ms. Arison disclaims beneficial ownership of such Shares held by her children.

         (xiii) JMD Delaware beneficially owns an aggregate of 55,876,332 Shares (approximately 8.8% of the total number of Shares outstanding), by virtue of being the trustee of the Shari Arison Continued Trust, the Nickel Continued Irrevocable Trust, the Jafasa Continued Trust and the Nickel 2003 GRAT, and the co-trustee of Artsfare 1992 Irrevocable Trust. JMD Delaware has sole voting and dispositive power with respect to the Shares held by the Nickel Continued Irrevocable Trust, the Nickel 2003 GRAT and certain Shares held by each of the Shari Arison Continued Trust and the Jafasa Continued Trust. JMD Delaware has sole voting and shared dispositive power with respect to certain Shares held by each of the Shari Arison Continued Trust and the Jafasa Continued Trust. JMD Delaware has shared dispositive power with respect to the Shares held by Artsfare 1992 Irrevocable Trust. Accordingly, JMD Delaware may be deemed to beneficially own such Shares for which it expresses voting and dispositive power. JMD Delaware disclaims beneficial ownership of all such Shares.

         (xiv) James M. Dubin beneficially owns an aggregate of 154,183,013 Shares (approximately 24.4% of the total number of Shares outstanding), 1,000 Shares of which he holds directly and 154,182,013 Shares with respect to which he has a beneficial interest by virtue of being the sole shareholder of JMD Delaware and JMD Protector and the sole trustee of the Artsfare 2003 Trust. Accordingly, Mr. Dubin may be deemed to beneficially own such Shares for which he exercises voting and dispositive power. Mr. Dubin disclaims beneficial ownership of all such Shares, except for the 1,000 Shares he holds directly.

         (xv) Artsfare 1992 Irrevocable Trust beneficially owns the 42,610,830 Shares for which it exercises shared dispositive power (approximately 6.7% of the total number of Shares outstanding).

         (xvi) The Foundation beneficially owns no Shares.

         (xvii) Coutts beneficially owns 42,610,830 Shares (approximately 6.7% of the total number of Shares outstanding), by virtue of being the co-trustee of Artsfare 1992 Irrevocable Trust. Coutts has shared dispositive power with respect to the Shares held by Artsfare 1992 Irrevocable Trust. Accordingly, Coutts may be deemed to beneficially own such Shares for which it exercises such dispositive power. Coutts disclaims beneficial ownership of such Shares.

         (xviii) JMD Protector beneficially owns an aggregate of 114,389,355 Shares (approximately 18.1% of the total number of Shares outstanding), by virtue of being the protector of Eternity Four Trust and Artsfare 1992 Irrevocable Trust. JMD Protector has shared dispositive power with respect to Shares held by Eternity Four Trust and Artsfare 1992 Irrevocable Trust. JMD Protector has shared voting power with respect to the Shares held by Artsfare 1992 Irrevocable Trust and 46,701,809 Shares held by Eternity Four Trust, and has sole voting power with respect to 25,085,716 Shares held by Eternity Four Trust.

         (xix) JPMorgan Trust Company of Delaware beneficially owns 5,102,708 Shares (approximately 0.8% of the total number of Shares outstanding), by virtue of being the sole trustee of Eternity One Trust. JPMorgan Trust Company of Delaware has shared dispositive power with respect to the 4,000,000 Shares directly held by Eternity One Trust and 1,102,708 Shares held by TAMMS L.P. Accordingly, JPMorgan Trust Company of Delaware may be deemed to beneficially own such Shares for which it exercises shared dispositive power. JPMorgan Trust Company of Delaware disclaims beneficial ownership of such Shares.

         (xx) Artsfare 2003 Trust beneficially owns an aggregate of 1,432,440 Shares (approximately 0.2% of the total number of Shares outstanding), 400,000 of which it holds beneficially by virtue of its interest in MBA and 1,032,440 of which it holds beneficially by virtue of the limited partnership interest of MBA in TAMMS, L.P. Artsfare 2003 Trust has shared dispositive power with respect to the 400,000 Shares directly held by MBA and exercises shared dispositive power over the 1,032,440 Shares held by TAMMS L.P.

         (xxi) MBA beneficially owns an aggregate of 1,432,440 Shares (approximately 0.2% of the total number of Shares outstanding), 400,000 Shares of which it holds directly and 1,032,440 Shares of which it owns beneficially by virtue of its interest in TAMMS L.P. MBA has sole voting and dispositive power over the 400,000 Shares it holds directly and exercises shared dispositive power over the 1,032,440 Shares held by TAMMS L.P.

         (xxii) The Jafasa Continued Trust beneficially owns an aggregate of 3,759,010 Shares (approximately 0.6% of the total number of Shares outstanding), 3,000,000 of which it holds directly and 759,010 of which it holds beneficially by virtue of its interest in TAMMS L.P. The Jafasa Continued Trust has sole voting and dispositive power with respect to the 3,000,000 Shares held by it and shares dispositive power over the 759,010 Shares held by TAMMS L.P.

         (xxiii) The 1999 Jafasa Trust beneficially owns no Shares.

         (xxiv) JJO Delaware beneficially owns an aggregate of 42,610,830 Shares (approximately 6.7% of the total number of Shares outstanding), by virtue of being the co-trustee of the Artsfare 1992 Irrevocable Trust. JJO Delaware has shared dispositive power with respect to the Shares held by Artsfare 1992 Irrevocable Trust. Accordingly, JJO Delaware may be deemed to beneficially own such Shares for which it exercises shared dispositive power. JJO Delaware disclaims beneficial ownership of all such Shares.

         (xxv) John J. O'Neil beneficially owns an aggregate of 42,610,830 Shares (approximately 6.7% of the total number of Shares outstanding) by virtue of being the sole shareholder of JJO Delaware. Mr. O'Neil has shared dispositive power with respect to the Shares held by Artsfare 1992 Irrevocable Trust. Accordingly, Mr. O'Neil may be deemed to beneficially own such Shares for which it exercises shared dispositive power. Mr. O'Neil disclaims beneficial ownership of all such Shares.

         (xxvi) The Nickel 2003 GRAT owns an aggregate of 3,622,922 Shares (approximately 0.6% of the total number of Shares outstanding). The Nickel 2003 GRAT has sole voting power and sole dispositive power with respect to the 3,622,922 Shares held by it.

         (xxvii) The Reporting Persons, as a group, beneficially own an aggregate of 246,171,857 Shares (approximately 38.9% of the total number of Shares outstanding). The Reporting Persons, as a group, have sole voting and dispositive power over all such Shares.

         (c) (i) During the past 60 days, Nickel 1997 Irrevocable Trust(1) has sold Shares in open market transactions on the New York Stock Exchange as follows:

                                                                   AVERAGE
      DATE                      NO. OF SHARES SOLD             PRICE PER SHARE
      ----                      ------------------             ---------------
September 17, 2004                     50,000                      $48.4608
September 21, 2004                     50,000                      $48.3582
September 22, 2004                     20,000                      $48.0522
September 23, 2004                     80,000                      $47.7278
September 28, 2004                     40,000                      $47.8292
September 29, 2004                     40,000                      $47.3012

                                                                   AVERAGE
      DATE                      NO. OF SHARES SOLD             PRICE PER SHARE
      ----                      ------------------             ---------------
September 30, 2004                    106,600                      $47.3514
October 1, 2004                         3,000                      $47.8572
October 4, 2004                       128,000                      $48.8505
October 6, 2004                        57,100                      $48.9758
October 7, 2004                        19,000                      $49.1263
October 8, 2004                        30,700                      $48.8251
October 12, 2004                      110,000                      $48.3337
October 13, 2004                       30,000                      $48.7540
October 14, 2004                      110,000                      $48.8804
October 15, 2004                        2,500                      $49.2456
October 18, 2004                       30,000                      $49.0709
October 19, 2004                       30,000                      $49.3857
October 20, 2004                      128,000                      $49.2621
October 21, 2004                       50,000                      $49.5581
October 25, 2004                       75,000                      $49.9943
October 26, 2004                       50,000                      $50.4039
October 28, 2004                      100,000                      $50.5603
October 29, 2004                      100,000                      $50.4826
November 1, 2004                       60,000                      $51.0149
November 2, 2004                       76,600                      $51.6002
November 3, 2004                      100,000                      $51.9750
November 4, 2004                      106,000                      $52.5857
November 5, 2004                       30,000                      $52.7867
November 9, 2004                       88,000                      $52.1784
November 10, 2004                      40,000                      $52.8002
November 11, 2004                      20,700                      $53.2581
November 12, 2004                      85,000                      $53.4885
November 16, 2004                      25,000                      $52.4960

--------------
(1) Micky Arison reports beneficial ownership of the Shares held by Nickel 1997 Irrevocable Trust.

         (c) (ii) During the past 60 days, Artsfare 1992 Trust(2) has sold Shares in open market transactions on the New York Stock Exchange as follows:

                                                                   AVERAGE
      DATE                      NO. OF SHARES SOLD             PRICE PER SHARE
      ----                      ------------------             ---------------
September 17, 2004                     15,000                      $48.4440
September 21, 2004                     21,000                      $48.3510
September 22, 2004                      4,000                      $48.0075
September 23, 2004                     10,000                      $47.7835
September 28, 2004                      5,000                      $47.8060
September 29, 2004                     12,000                      $47.3275

                                                                   AVERAGE
      DATE                      NO. OF SHARES SOLD             PRICE PER SHARE
      ----                      ------------------             ---------------
September 30, 2004                     27,000                      $47.3911
October 1, 2004                         2,000                      $47.8475
October 4, 2004                        32,000                      $48.8998
October 6, 2004                        15,000                      $49.0327
October 7, 2004                         1,500                      $49.0000
October 8, 2004                        10,000                      $48.8457
October 12, 2004                       25,000                      $48.3846
October 13, 2004                        3,000                      $48.6217
October 14, 2004                       25,000                      $48.8725
October 15, 2004                        1,500                      $49.2300
October 18, 2004                        6,000                      $49.0645
October 19, 2004                        3,000                      $49.4450
October 20, 2004                       32,000                      $49.4168
October 21, 2004                       10,000                      $49.5482
October 25, 2004                       20,000                      $50.0048
October 26, 2004                        6,000                      $50.4367
October 28, 2004                       15,000                      $50.5562
October 29, 2004                       20,000                      $50.4746
November 1, 2004                       10,000                      $51.0017
November 2, 2004                       20,000                      $51.6760
November 3, 2004                       25,000                      $51.9711
November 4, 2004                       24,000                      $52.5667
November 5, 2004                        5,000                      $52.8000
November 9, 2004                       22,000                      $52.1817
November 10, 2004                      10,000                      $52.8009
November 11, 2004                      10,000                      $53.2592
November 12, 2004                      20,000                      $53.4794
November 16, 2004                       6,000                      $52.4258

------------
(2) Each of Micky Arison, JMD Delaware, James M. Dubin, Coutts, JMD Protector, JJO Delaware and John J. O'Neil also report beneficial ownership of the Shares held by Artsfare 1992 Trust.

         (c) (iii) During the past 60 days, the 1999 Jafasa Trust(3) has sold Shares in open market transactions on the New York Stock Exchange as follows:

                                                                   AVERAGE
      DATE                      NO. OF SHARES SOLD             PRICE PER SHARE
      ----                      ------------------             ---------------
September 17, 2004                     10,000                      $48.4103
September 21, 2004                     21,000                      $48.3721
September 22, 2004                      4,000                      $48.0125
September 23, 2004                     15,000                      $47.7723
September 28, 2004                     10,000                      $47.8247

September 29, 2004                     24,000                      $47.3272

------------
(3) Each of Micky Arison, James M. Dubin and JMD Delaware also report beneficial ownership of the Shares held by the 1999 Jafasa Trust.

         (c) (iv) During the past 60 days, the Foundation(4) has sold Shares in open market transactions on the New York Stock Exchange as follows:

                                                                   AVERAGE
      DATE                      NO. OF SHARES SOLD             PRICE PER SHARE
      ----                      ------------------             ---------------
September 22, 2004                     15,000                      $48.0530
September 23, 2004                     60,000                      $47.7335
September 28, 2004                     30,000                      $47.8380
September 29, 2004                     30,000                      $47.3026
September 30, 2004                     81,400                      $47.3785
October 1, 2004                        20,000                      $47.8611
October 4, 2004                        94,000                      $48.8694
October 6, 2004                        45,000                      $48.9886
October 7, 2004                        19,000                      $49.1263
October 8, 2004                        26,500                      $48.8306
October 12, 2004                       70,000                      $48.3628
October 13, 2004                       20,000                      $48.7558
October 14, 2004                       75,000                      $48.8838
October 15, 2004                        2,500                      $49.2456
October 18, 2004                       20,000                      $49.0832
October 19, 2004                       20,000                      $49.4029
October 20, 2004                       51,779                      $49.1681

--------------
(4) Shari Arison also reports beneficial ownership of the Shares held by the Foundation.

         (c) (v) During the past 60 days, the Jafasa Continued Trust(5) has sold Shares in open market transactions on the New York Stock Exchange as follows:

                                                                   AVERAGE
      DATE                      NO. OF SHARES SOLD             PRICE PER SHARE
      ----                      ------------------             ---------------
September 22, 2004                      7,000                      $48.0063
September 23, 2004                     15,000                      $47.7789
September 28, 2004                     10,000                      $47.8260
September 29, 2004                     14,000                      $47.3411
September 30, 2004                     34,000                      $47.3971
October 1, 2004                         3,000                      $47.8620
October 4, 2004                        42,000                      $48.8999
October 6, 2004                        20,000                      $49.0314

                                                                   AVERAGE
      DATE                      NO. OF SHARES SOLD             PRICE PER SHARE
      ----                      ------------------             ---------------
October 7, 2004                         2,500                      $49.0000
October 8, 2004                        10,000                      $48.8483
October 12, 2004                       30,000                      $48.3889
October 13, 2004                        7,000                      $48.6557
October 14, 2004                       30,000                      $48.8700
October 15, 2004                        1,500                      $49.2300
October 18, 2004                        9,000                      $49.0656
October 19, 2004                        4,000                      $49.4480
October 20, 2004                       42,000                      $49.3979
October 21, 2004                       15,000                      $49.5448
October 25, 2004                       25,000                      $50.0024
October 26, 2004                        9,000                      $50.4389
October 28, 2004                       20,000                      $50.5582
October 29, 2004                       53,550                      $50.4964

------------
(5) Each of JMD Delaware and James M. Dubin also report beneficial ownership of the Shares held by the Jafasa Continued Trust.

         Except as set forth in this paragraph (c) and in Item 4, to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the Shares during the past 60 days.

         (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares owned by such Reporting Person.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Item 6 is hereby amended by adding the following:

         The sole trustee of Jafasa Continued Irrevocable Trust, JMD Delaware, Inc., solely in its capacity as trustee of the Jafasa Continued Irrevocable Trust, entered into a Pledge Agreement, dated as of August 26, 2004, pursuant to which 2,000,000 Shares held by the Jafasa Continued Irrevocable Trust were pledged to The Northern Trust Company to secure a loan.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Item 7 is hereby amended by deleting Exhibits 11, 12, 13 and 14.

         The following exhibit has been filed with this Schedule 13D.

Exhibit 29 Joint Filing Agreement, dated as of November 19, 2004, among TAMMS L.P., TAMMS Corp., Nickel Continued Irrevocable Trust, MA 1997, L.P., MA 1997, Inc., Nickel 1994 "B" Trust, B Shares, L.P., B Shares, Inc., Micky Arison, Eternity One Trust, the Shari Arison Continued Trust, Shari Arison, JMD Delaware, James M. Dubin, Artsfare 1992 Irrevocable Trust, the Foundation, Coutts, JMD Protector, JPMorgan Trust Company of Delaware, the Artsfare 2003 Trust, MBA, the Jafasa Continued Trust, the 1999 Jafasa Trust, JJO Delaware, John J. O'Neil and the Nickel 2003 GRAT.

Exhibit 30 Pledge Agreement, dated as of August 26, 2004, by and among Jafasa Continued Irrevocable Trust, The Northern Trust Company and SunTrust Bank.

Exhibit 31 Power of Attorney, dated as of October 29, 2004, by Eternity One Trust and JPMorgan Trust Company of Delaware.

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:    November 19, 2004

ARTSFARE 1992 IRREVOCABLE TRUST
ARTSFARE 2003 TRUST
COUTTS (JERSEY) LIMITED
ETERNITY ONE TRUST
JAFASA CONTINUED IRREVOCABLE TRUST
JAMES M. DUBIN
JJO DELAWARE, INC.
JMD DELAWARE, INC.
JMD PROTECTOR, INC.
JOHN J. O'NEIL
JPMORGAN TRUST COMPANY OF DELAWARE
MA 1994 B SHARES, INC.
MA 1994 B SHARES, L.P.
MA 1997 HOLDINGS, INC.
MA 1997 HOLDINGS, L.P.
MBA I, L.P.
MICKY ARISON
NICKEL 1994 "B" TRUST
NICKEL 2003 GRAT
NICKEL CONTINUED IRREVOCABLE TRUST
SHARI ARISON
TAMMS INVESTMENT COMPANY, LIMITED PARTNERSHIP
TAMMS MANAGEMENT CORPORATION
TED ARISON CONTINUED IRREVOCABLE TRUST FOR SHARI ARISON
THE 1999 JAFASA IRREVOCABLE DELAWARE TRUST
THE TED ARISON FAMILY FOUNDATION USA, INC.


By:      John J. O'Neil, Attorney-in-Fact


/s/ John J. O'Neil
-----------------------------------------

                                INDEX TO EXHIBITS

EXHIBITS
--------

Exhibit 29 Joint Filing Agreement, dated as of November 19, 2004, among TAMMS L.P., TAMMS Corp., Nickel Continued Irrevocable Trust, MA 1997, L.P., MA 1997, Inc., Nickel 1994 "B" Trust, B Shares, L.P., B Shares, Inc., Micky Arison, Eternity One Trust, the Shari Arison Continued Trust, Shari Arison, JMD Delaware, James M. Dubin, Artsfare 1992 Irrevocable Trust, the Foundation, Coutts, JMD Protector, JPMorgan Trust Company of Delaware, the Artsfare 2003 Trust, MBA, the Jafasa Continued Trust, the 1999 Jafasa Trust, JJO Delaware, John J. O'Neil and the Nickel 2003 GRAT.

Exhibit 30 Pledge Agreement, dated as of August 26, 2004, by and among Jafasa Continued Irrevocable Trust, The Northern Trust Company and SunTrust Bank.

Exhibit 31 Power of Attorney, dated as of October 29, 2004, by Eternity One Trust and JPMorgan Trust Company of Delaware.